UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

Set forth below is the text of a press release issued on July 25, 2011.

Luxottica continues on its strong growth path

Net sales for the second quarter of 2011 exceeded €1.6 billion (+9%), net income in U.S.$ +22%

Milan, Italy, July 25, 2011 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the consolidated results for the second quarter and six months ended June 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

Second quarter of 20111

(In millions of Euro)	2Q 2011	2Q 2010	Change
				(at current exchange rates)

Net sales	1,633.5	1,595.1	+9.5% at constant exchange rates[2]	+2.4%

Operating income	276.8	258.3		+7.2%

Net income attributable to Luxottica Group stockholders	162.1	150.1		+8.0%

Earnings per share	0.35	0.33		+7.6%

Earnings per share in U.S.$	0.51	0.42	+21.9%

First half of 20111

(In millions of Euro)	1H 2011	1H 2010	Change
				(at current exchange rates)

Net sales	3,189.6	2,986.8	+9.3% at constant exchange rates[2]	+6.8%

Operating income	484.2	429.6		+12.7%

Net income attributable to Luxottica Group stockholders	276.8	245.1		+12.9%

Earnings per share	0.60	0.53		+12.5%

Earnings per share in U.S.$	0.84	0.71	+19.0%

Operating performance for the second quarter of 2011

During the second quarter of 2011, both the growth trend and Luxottica’s investments in its future continued. In a macroeconomic environment that was, as a whole, positive, the Group has successfully achieved results that show great improvement in all the major geographic areas where it operates, with particularly solid performance recorded in Europe, North America and the emerging markets. Despite the significant depreciation of the U.S. dollar against the Euro, going from 1.2708 during the second quarter of 2010 to 1.4391 (-12%) during the second quarter of 2011, net sales for the second quarter of 2011 exceeded Euro 1.6 billion and net income stood at Euro 162 million, the best results ever recorded in the history of Luxottica.

“The results of the second quarter of 2011 are truly strong,” commented Andrea Guerra, Chief Executive Officer of Luxottica. “We worked with great determination and passion in both divisions and in all the countries where we operate, on the one hand achieving excellent performance and on the other laying the basis for an even more solid growth. During the period, in fact, we were able to grow significantly in key markets such as India, China, Brazil, Mexico and Turkey, countries where we are building a strong Luxottica presence. Performance was also excellent in Europe, the Middle East, South East Asia and Latin America, where we have continued to invest in our future, opening new stores, strengthening our presence in the most promising markets and increasing our commitment to relating even more closely to the consumer through constant dialogue.

“As always, our brands are at the heart: the premium and luxury brands have confirmed the positive trends seen during the first quarter of the year, posting double-digit growth, and brands such as Chanel, Prada, Burberry, Tiffany and Ralph Lauren performed extremely well. Ray-Ban, Oakley, LensCrafters and Sunglass Hut continued to record very positive performance and, thanks to the great commitment of the entire Group, comparable store sales of OPSM in Australia were back to positive, despite the fact that the Australian environment continues to be challenging.

“Despite the weakening of the U.S. dollar exchange rate, our net sales in U.S. dollars in the fundamental region of North America were strong growing by 7.5% during the quarter.

“We strongly believe that these results provide an excellent basis for us to look with confidence to the second half of the year.”

In the second quarter of the year, Luxottica achieved positive performances in most geographic regions where it is present. The results recorded by the Wholesale Division are worthy of note, improving on the best-ever sales of previous quarters, recording strong growth in net sales (+11.6% at constant exchange rates2). Emerging markets made a key contribution to this performance, along with Europe, particularly France, Germany, Spain and Italy, which enjoyed an especially positive ‘sun’ season.

The results for Sunglass Hut were also exceptional, for the fourth consecutive quarter, benefitting from the continuous actions aimed at attracting and creating meaningful relationships with new consumers, as well as the opening of the first stores in Brazil and China. LensCrafters once again proved to be the point of reference for the optical sector in North America, thanks in part to the major investments made in new technologies and laboratories.

Consolidated results

In the second quarter of 2011, net sales for the Group rose by 9.5% at constant exchange rates² (+2.4% at current exchange rates), to Euro 1,633.5 million from Euro 1,595.1 million in the second quarter of 2010. During the half-year period, net sales rose by 9.3% at constant exchange rates² to Euro 3,189.6 million (Euro 2,986.8 million in the first half of 2010).

EBITDA3 for the second quarter of 2011 grew over the previous year by 5.0% to Euro 352.2 million, from Euro 335.4 million in the second quarter of 2010. For the first half of the year, EBITDA3 increased to Euro 635.1 million from Euro 578.0 million posted for the first half of 2010.

Operating income for the second quarter of 2011 settled at Euro 276.8 million (Euro 258.3 million for the same period last year, +7.2%), while the Group’s operating margin grew from 16.2% in the second quarter of 2010 to 16.9% in the second quarter of 2011. For the first half of the year, the operating income amounted to Euro 484.2 million, up 12.7% over the Euro 429.6 million posted for the same period last year.

Net income for the second quarter of 2011 increased to Euro 162.1 million, up by 8.0% from Euro 150.1 million for the same period of 2010, resulting in earnings per share (EPS) of Euro 0.35 (at an average Euro/U.S. dollar exchange rate of 1.4391). The EPS in U.S. dollars grew by 21.9% from U.S. $0.42 in the second quarter of 2010 to U.S. $0.51 in the second quarter of 2011.

For the second quarter of 2011, the Group increased the investments in its future, opening new stores and investing in new technologies. By carefully controlling working capital, Luxottica once again generated excellent positive free cash flow3 (Euro 154 million). Thanks to this excellent performance and after having paid dividends during the quarter of approximately Euro 200 million, net debt as of June 30, 2011 came to Euro 2,118 million (Euro 2,111 million at the end of 2010), with a ratio of net debt to EBITDA3 of 1.9x as of June 30, 2011 as compared with 2.0x at the end of 2010.

Overview of performance at the Wholesale Division

For the second quarter of 2011, the Wholesale Division recorded its best ever results, both in terms of net sales and of profitability. The Division confirmed its ability to grow significantly in all the geographic areas where the Group is present, exploiting opportunities across the board. Underlying this performance is the excellent feedback on our new collections, the ability of the organization to build and maintain strong relationships with customers, the success in promoting Luxottica’s brands by highlighting their core values and providing excellent customer service.

During the quarter, Ray-Ban and Oakley results confirmed once again that they are truly exceptional brands. Additionally, the growth trends of the premium and luxury brands and of the STARS program were also confirmed.

The Division’s net sales rose to Euro 704.0 million in the second quarter of 2011 from Euro 651.2 million in the second quarter of 2010 (+11.6% at constant exchange rates2 and +8.1% at current exchange rates). For the first half of 2011, net sales settled at Euro 1,345.1 million, up 12.5% at constant exchange rates2 over the Euro 1,204.7 million recorded for the first half of 2010 (+11.7% at current exchange rates).

Operating income for the Wholesale Division therefore amounted to Euro 188.5 million for the second quarter of 2011, up 19.9% over the 157.2 million recorded for the second quarter of 2010. The operating margin went from 24.1% in the second quarter of 2010 to 26.8% for the second quarter of 2011. In the first six months of 2011, the operating margin came to 25.0% (23.0% in the first half of 2010).

Overview of performance at the Retail Division

During the second quarter of 2011, the Division continued to grow, with LensCrafters and Sunglass Hut in particular achieving excellent results: at constant exchange rates2, net sales for the Division grew by 8.0%. The depreciation of the U.S. dollar against the Euro did, however, affect the translation of net sales, since approximately 80% derive from sales in North America. Net sales at current exchange rates therefore came to Euro 929.6 million for the second quarter of 2011 (Euro 944.0 million in the second quarter 2010, -1.5% at current exchange rates). During the first six months of 2011, net sales settled at Euro 1,844.5 million, up 7.2% at constant exchange rates2 on the Euro 1,782.1 million recorded for the first half of 2010 (+3.5% at current exchange rates).

In terms of comparable store sales4, the “prescription” business in North America made good progress (+3.1%), with LensCrafters recording a 5.7% increase in comparable store sales4, continuing to benefit from the action and investments made during recent months, and Pearle Vision is back to positive.

Thanks to the efforts made by the whole organization, comparable store sales4 of OPSM in Australia rose by 1.2% in the second quarter of 2011, after 6 quarters of negative performance, over the same period last year, despite the Australian environment continuing to be challenging.

Once again, Sunglass Hut, the Group’s sun specialty chain that operates in a number of geographical areas, posted exceptional results, with overall comparable store sales4 up 7.8% in the second quarter of 2011 and a particularly positive performance in the United States (+9.7%).

Due to the exchange rate effect, operating income of the Division went from Euro 136.6 million in the second quarter of 2010 to 129.8 million in the second quarter of 2011 (-5.0%). The operating margin for such periods therefore went from 14.5% to 14.0%, respectively. On a half-yearly basis, the operating margin was 12.3% (12.6% in the first half of 2010).

§

Results for the first quarter and first half of 2011 will be discussed today in a conference call with the financial community starting at 6:30 PM CET. The audio portion and related presentation will be available to all via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 E-mail: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 E-mail: InvestorRelations@Luxottica.com

www.luxottica.com

Notes on the press release

1 All comparisons, including percentage changes, refer to the three- and six-month periods ended June 30, 2011 and June 30, 2010, respectively.

2 2011 figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

3 EBITDA, EBITDA margin, free cash flow, net debt and the ratio of net debt to EBITDA are not measures in accordance with IAS/IFRS. For addditional information on non-IAS/IFRS measures, please see the attached tables.

4 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

- APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2011 AND JUNE 30, 2010

In accordance with IAS/IFRS

	2011	2010	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	1,633,544	1,595,124	2.4%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	162,087	150,052	8.0%

BASIC EARNINGS PER SHARE (ADS)(2):	0.35	0.33	7.6%

	2011	2010	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	2,350,833	2,027,084	16.0%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	233,259	190,686	22.3%

BASIC EARNINGS PER SHARE (ADS) (2):	0.51	0.42	21.7%

	2011	2010
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	460,302,612	458,696,583
(3) Average exchange rate (in U.S. Dollars per Euro)	1.4391	1.2708

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2011 AND JUNE 30, 2010

In accordance with IAS/IFRS

	2011	2010	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	3,189,646	2,986,811	6.8%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	276,781	245,143	12.9%

BASIC EARNINGS PER SHARE (ADS) (2)	0.60	0.53	12.5%

	2011	2010	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	4,475,711	3,962,901	12.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	388,379	325,256	19.4%

BASIC EARNINGS PER SHARE (ADS)(2)	0.84	0.71	19.0%

	2011	2010
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	460,118,653	458,551,310
(3) Average exchange rate (in U.S. Dollars per Euro)	1.4032	1.3268

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2011 AND JUNE 30, 2010

In accordance with IAS/IFRS

	2Q 2011	% of sales	2Q 2010	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	1,633,544	100.0%	1,595,124	100.0%	2.4%
COST OF SALES	(542,674)		(529,756)
GROSS PROFIT	1,090,871	66.8%	1,065,367	66.8%	2.4%
OPERATING EXPENSES:
SELLING EXPENSES	(488,101)		(484,763)
ROYALTIES	(28,509)		(27,632)
ADVERTISING EXPENSES	(113,260)		(115,345)
GENERAL AND ADMINISTRATIVE EXPENSES	(164,482)		(157,875)
TRADEMARK AMORTIZATION AND OTHER	(19,701)		(21,422)
TOTAL	(814,053)		(807,037)
OPERATING INCOME	276,819	16.9%	258,330	16.2%	7.2%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(31,172)		(26,932)
INTEREST INCOME	5,148		1,245
OTHER - NET	(1,152)		(3,934)
OTHER INCOME (EXPENSES)-NET	(27,175)		(29,622)
INCOME BEFORE PROVISION FOR INCOME TAXES	249,642	15.3%	228,708	14.3%	9.2%
PROVISION FOR INCOME TAXES	(85,822)		(77,813)
NET INCOME	163,820	10.0%	150,895	9.5%	8.6%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	162,087	9.9%	150,052	9.4%	8.0%
- NON-CONTROLLING INTERESTS	1,734	0.1%	843	0.1%
NET INCOME	163,820	10.0%	150,895	9.5%	8.6%

BASIC EARINGS PER SHARE (ADS):	0.35		0.33

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.35		0.33

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	460,302,612		458,696,583
FULLY DILUTED AVERAGE NUMBER OF SHARES	462,326,882		460,715,012

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2011 AND JUNE 30, 2010

In accordance with IAS/IFRS

	2011	% of sales	2010	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	3,189,646	100.0%	2,986,811	100.0%	6.8%
COST OF SALES	(1,097,127)		(1,029,545)
GROSS PROFIT	2,092,519	65.6%	1,957,265	65.5%	6.9%
OPERATING EXPENSES:
SELLING EXPENSES	(980,366)		(937,529)
ROYALTIES	(57,052)		(52,500)
ADVERTISING EXPENSES	(203,673)		(196,488)
GENERAL AND ADMINISTRATIVE EXPENSES	(327,125)		(299,640)
TRADEMARK AMORTIZATION AND OTHER	(40,069)		(41,533)
TOTAL	(1,608,285)		(1,527,690)
OPERATING INCOME	484,234	15.2%	429,577	14.4%	12.7%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(60,434)		(51,571)
INTEREST INCOME	7,235		3,282
OTHER - NET	(2,896)		(4,752)
OTHER INCOME (EXPENSES)-NET	(56,095)		(53,041)
INCOME BEFORE PROVISION FOR INCOME TAXES	428,140	13.4%	376,536	12.6%	13.7%
PROVISION FOR INCOME TAXES	(147,221)		(127,973)
NET INCOME	280,919	8.8%	248,562	8.3%	13.0%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	276,781	8.7%	245,143	8.2%	12.9%
- NONCONTROLLING INTERESTS	4,138	0.1%	3,419	0.1%
NET INCOME	280,919	8.8%	248,562	8.3%	13.0%

BASIC EARINGS PER SHARE (ADS):	0.60		0.53

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.60		0.53

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	460,118,653		458,551,310
FULLY DILUTED AVERAGE NUMBER OF SHARES	462,153,860		460,301,289

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

In accordance with IAS/IFRS

	June 30, 2011	December 31, 2010

KEY FIGURES IN THOUSANDS OF EURO
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	508,397	679,852
ACCOUNTS RECEIVABLE - NET	812,972	655,892
INVENTORIES - NET	586,035	590,036
OTHER ASSETS	204,460	226,759
TOTAL CURRENT ASSETS	2,111,864	2,152,539

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,192,194	1,229,130
GOODWILL	2,725,907	2,890,397
INTANGIBLE ASSETS - NET	1,058,086	1,155,007
INVESTMENTS	53,568	54,083
OTHER ASSETS	144,042	148,125
DEFERRED TAX ASSETS	369,060	364,299
TOTAL NON-CURRENT ASSETS	5,542,856	5,841,040

TOTAL	7,654,720	7,993,579

CURRENT LIABILITIES:
BANK OVERDRAFTS	187,051	158,648
CURRENT PORTION OF LONG-TERM DEBT	230,381	197,566
ACCOUNTS PAYABLE	481,444	537,742
INCOME TAXES PAYABLE	66,119	60,067
OTHER LIABILITIES	558,020	549,280
TOTAL CURRENT LIABILITIES	1,523,015	1,503,303

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,209,278	2,435,071
LIABILITY FOR TERMINATION INDEMNITIES	44,742	45,363
DEFERRED TAX LIABILITIES	416,054	429,848
OTHER LIABILITIES	265,478	310,590
TOTAL NON-CURRENT LIABILITIES	2,935,552	3,220,872

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	3,182,845	3,256,375
NON-CONTROLLING INTEREST	13,308	13,029
TOTAL STOCKHOLDERS’ EQUITY	3,196,153	3,269,404

TOTAL	7,654,720	7,993,579

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2011 AND JUNE 30, 2010

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2011

Net Sales	1,345,101	1,844,545		3,189,646
Operating Income	336,328	226,562	(78,655)	484,234
% of Sales	25.0%	12.3%		15.2%
Capital Expenditures	46,169	85,413		131,582
Depreciation & Amortization	41,523	69,313	40,069	150,906

2010

Net Sales	1,204,678	1,782,133		2,986,811
Operating Income	277,325	224,584	(72,333)	429,576
% of Sales	23.0%	12.6%		14.4%
Capital Expenditures	37,496	45,393		82,889
Depreciation & Amortization	38,223	68,666	41,533	148,421

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin and net income.

For comparative purposes, management has adjusted each of the foregoing measures by excluding the following:

(a) a non-recurring gain in 2010 from the release of a provision for taxes of approximately USD 27 million (approximately Euro 20 million at December 31, 2010) related to the sale of the Things Remembered retail chain in 2006; and

(b) a non-recurring loss in the fourth quarter of 2010 from the impairment charge recorded of approximately Euro 20 million related to certain of the Company assets in the Australian region.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the earlier pages.

Non-IAS/IFRS Measures: Reconciliation between reported and adjusted P&L items

Millions of Euro

	FY10
	EBITDA	Net Income

Reported	1,013.8	402.2

> Adjustment for goodwill impairment charge	20.4	20.4

> Adjustment for discontinued operations		(19.9)

Adjusted	1,034.2	402.7

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	2Q 2010	2Q 2011	1H 2010	1H 2011	FY10 (1)	LTM June 30, 2011

Net income/(loss)	150.1	162.1	245.1	276.8	402.7	434.4
(+)

Net income attributable to non-controlling interest	0.8	1.7	3.4	4.1	5.1	5.8
(+)

Provision for income taxes	77.8	85.8	128.0	147.2	218.2	237.4
(+)

Other (income)/expense	29.6	27.2	53.0	56.1	106.6	109.7
(+)

Depreciation & amortization	77.0	75.3	148.4	150.9	301.6	304.1
(+)

EBITDA	335.4	352.2	578.0	635.1	1,034.2	1,091.4
(=)

Net sales	1,595.1	1,633.5	2,986.8	3,189.6	5,798.0	6,000.8
(/)

EBITDA margin	21.0%	21.6%	19.4%	19.9%	17.8%	18.2%
(=)

1. Net income as of Dec. 31, 2010 excluding impairment and discontinued operations. EBITDA as of Dec. 31, 2010 excluding impairment.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•             improve transparency for investors;

•             assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•             assist investors in their assessment of the Company’s cost of debt;

•             ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•             properly define the metrics used and confirm their calculation; and

•             share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•             EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•             EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•             EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•             EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•             EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•             EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•             The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding page.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	June 30, 2011	Dec. 31, 2010

Long-term debt (+)	2,209.3	2,435.1

Current portion of long-term debt (+)	230.4	197.6

Bank overdrafts (+)	187.1	158.6

Cash (-)	(508.4)	(679.9)

Net debt (=)	2,118.3	2,111.4

LTM EBITDA	1,091.4	1,034.2

Net debt/LTM EBITDA	1.9x	2.0x

Net debt @ avg. exchange rates (1)	2,187.9	2,116.2

Net debt @ avg. exchange rates (1)/LTM EBITDA	2.0x	2.0x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow net represents net income before non-controlling interest, taxes, other income/espense,depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

2Q 2011
EBITDA (1)	352
working capital	(8)
Capex	(74)

Operating cash flow	270
Financial charges (2)	(26)
Taxes	(89)
Extraordinary charges (3)	(1)

Free cash flow	154

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Major currencies

	Three months ended	Six months ended	Twelve months ended	Three months ended	Six months ended
	June 30, 2010	June 30, 2010	December 31, 2010	June 30, 2011	June 30, 2011
Average exchange rates per € 1

US$	1.27075	1.32683	1.32572	1.43906	1.40325

AUD	1.44025	1.48477	1.44231	1.35500	1.35820

GBP	0.85239	0.86999	0.85784	0.88274	0.86818

CNY	8.67171	9.05673	8.97123	9.35094	9.17552

JPY	117.15460	121.31968	116.23857	117.40762	114.96992

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: July 26, 2011		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER